February 17, 2009

Mail Room 4561
via fax (781) 221-6410

Bradley T. Miller
Senior Vice President and CFO
Aspen Technology, Inc.
200 Wheeler Road
Burlington, MA 01803

   Re: **Item 4.02 Form 8-K**
      Filed on February 12, 2009
      File No. 0-24786

Dear Mr. Miller,

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 12, 2009

1. We note that the Company has determined that the financial statements for the three months ended September 30, 2007 and 2006 should no longer be relied upon. Tell us how you determined whether the Company's December 31, 2006, March 31, 2007 and June 30, 2007 financial statements were also impacted by the errors noted in your cash flow statements and tell how you determined that an Item 4.02 Form 8-K is not required with regards to the financial statements included in your December 31, 2006 and March 31, 2007 Forms 10-Q and June 30, 2007 Form 10-K.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kari Jin, Staff Accountant at (202) 551-3481.

Sincerely,

Kari Jin
Staff Accountant